# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.  20549

## FORM 8-K

## CURRENT REPORT

### PURSUANT TO SECTION 13 OR 15(d)
#### of the
### SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: September 2, 2005

## HEALTHBRIDGE, INC.
(Exact name of registrant as specified in its charter)

## TEXAS
(State or other jurisdiction of incorporation or organization)

| | |
|---|---|
| 000-30377 | 06-1538201 |
| (Commission File Number) | (IRS Employer Identification Number) |

Nora Coccaro, Chief Executive Officer
2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2
(Address of principal executive offices)

(604) 602-1717
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 4.02      Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review**

(a) (1)  On August 31, 2005, Healthbridge, Inc. ("Company") determined that its March 31, 2005 and December 31, 2004 financial statements should no longer be relied upon and require restatement.

(2) The determination to restate the Company's financial statements for the periods given was reached in connection with comments made by the U.S. Securities and Exchange Commission pertaining to the Company's Form 10-KSB filing for the period ended December 31, 2004. The Company has determined that a restatement is warranted due to its treatment of patent assets in respect to amortization.

(3)The Company's chief executive officer, chief financial officer and principal accounting officer has discussed the matters disclosed in this Item 4.02(a) with the Company's current auditor, Chisholm, Bierwolf & Nilson, LLC, and the Company's former auditor, Jones Simkins, P.C.


**Signature**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 6, 2005

HEALTHBRIDGE, INC.

By: /s/ Nora Coccaro
Name:  Nora Coccaro
Title:    Chief Executive Officer